UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Tap Private Equity Index Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One World Trade Center

85th Floor, New York, NY 10007

Telephone Number (including area code):

(212) 229-6098

Name and address of agent for service of process:

Jeffrey Leathers Tap Capital LLC One World Trade Center 85th Floor, New York, NY 10007	with a copy to:	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2959

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes    ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Ross, in the State of California, as of the 1st day of May, 2025.

Tap Private Equity Index Fund

By:	/s/ Jeffrey Leathers
Name:	Jeffrey Leathers
Title:	Sole Initial Trustee

Attest:	/s/ Chantel Winfree
Name:	Chantel Winfree